

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Andrew Thomas
Chief Executive Officer
Skkynet Cloud Systems, Inc.
2233 Argentia Road, Suite 306
Mississauga , ON
Canada L5N 2X7

>   **Re: Skkynet Cloud Systems, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 25, 2022**
>   **File No. 333-262797**

Dear Mr. Thomas:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Selling Security Holders, page 11

1. You state that the exercise price of the common stock purchase options range from $0.001 to $0.64 per option. Please revise to indicate the exercise price of these options, the expiration dates, and the exemption upon which you relied for the placement of these purchase options. Also, revise your Use of Proceeds section to indicate the amount you could receive from the exercise of the options. Finally, provide the disclosure required by Item 701 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Claudia McDowell